UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012 (Report No. 1)

Commission File Number: 000-29742

Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-09840, 333-12146, 333-14238, 333-109874, 333-157094 and 333-168722, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

99.1
Press Release: Retalix Announces Appointment of Sarit Sagiv as Chief Financial Officer Effective April 19, 2012 as Hugo Goldman Decides to Leave Retalix to Pursue Other Opportunities, dated March 19, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: March 19, 2012	By:	/s/ Hugo Goldman
Hugo Goldman
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1
Press Release: Retalix Announces Appointment of Sarit Sagiv as Chief Financial Officer Effective April 19, 2012 as Hugo Goldman Decides to Leave Retalix to Pursue Other Opportunities, dated March 19, 2012.